Exhibit 99.1

Jaguar Mining Increases Measured and Indicated Mineral Resources at Gurupi by 30% to More Than 3 Million Ounces

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, July 30, 2012 /CNW/ - Jaguar Mining Inc.  (JAG: TSX/NYSE) today announced that it has increased its estimated measured and indicated mineral resources at its Gurupi Project to 3.2 million ounces of gold based on analysis of recent drilling results.  The resources, stated at a cutoff grade of 0.33 g/t Au, include 35.65 million tonnes of Measured Resources at 0.86 g/t Au and 75.02 million tonnes of Indicated Resources at 0.93 g/t.

Between the third quarter of 2011 and the second quarter of 2012, Jaguar conducted a comprehensive diamond drilling campaign at the Chega Tudo and Cipoeiro deposits within the Gurupi Project.  A total of 24,497 meters were drilled in 107 holes for 19,655 samples recovered.  The drill results confirmed the extension of the mineralization to a depth of over 350 meters below surface at Chega Tudo and over 300 meters depth at Cipoeiro.  Previous drilling programs, which included a total of 75,233 meters drilled in 543 holes, had confirmed the mineralization only to depths of approximately 130 meters and 170 meters at Chega Tudo and Cipoeiro, respectively.  Gold mineralization at both the Chega Tudo and Cipoeiro deposits remains open at depth.  The following tables provide the current estimated Measured and Indicated Resources at these deposits:

Gurupi Gold Project Measured Resources
Cipoeiro				Chega Tudo				Total
Cutoff Au g/t	Average Au g/t	Million Tonnes	Million Ounces	Cutoff Au g/t	Average Au g/t	Million Tonnes	Million Ounces	Cutoff Au g/t	Average Au g/t	Million Tonnes	Million Ounces
0.00	0.42	52.60	0.71	0.00	0.48	30.54	0.47	0.00	0.44	83.14	1.18
0.10	0.61	35.41	0.69	0.10	0.57	25.35	0.46	0.10	0.59	60.76	1.15
0.20	0.76	26.46	0.65	0.20	0.65	21.32	0.44	0.20	0.71	47.78	1.09
0.21	0.77	25.73	0.64	0.21	0.65	20.92	0.44	0.21	0.72	46.65	1.08
0.25	0.84	23.23	0.63	0.25	0.69	19.35	0.43	0.25	0.77	42.58	1.06
0.30	0.91	20.68	0.60	0.30	0.74	17.44	0.41	0.30	0.82	38.12	1.01
0.33	0.95	19.31	0.59	0.33	0.76	16.34	0.40	0.33	0.86	35.65	0.99
0.35	0.98	18.46	0.58	0.35	0.78	15.64	0.39	0.35	0.88	34.10	0.97
0.40	1.04	16.58	0.56	0.40	0.83	13.92	0.37	0.40	0.95	30.50	0.93
0.50	1.18	13.49	0.51	0.50	0.94	10.82	0.33	0.50	1.07	24.31	0.84
0.60	1.31	11.15	0.47	0.60	1.06	8.40	0.29	0.60	1.21	19.55	0.76
0.70	1.44	9.31	0.43	0.70	1.18	6.46	0.25	0.70	1.34	15.77	0.68
0.80	1.58	7.78	0.40	0.80	1.30	5.12	0.21	0.80	1.47	12.90	0.61

Gurupi Gold Project Indicated Resources
Cipoeiro				Chega Tudo				Total
Cutoff Au g/t	Average Au g/t	Million Tonnes	Million Ounces	Cutoff Au g/t	Average Au g/t	Million Tonnes	Million Ounces	Cutoff Au g/t	Average Au g/t	Million Tonnes	Million Ounces
0.00	0.47	116.82	1.78	0.00	0.50	52.71	0.85	0.00	0.48	169.53	2.63
0.10	0.68	78.49	1.73	0.10	0.59	44.49	0.84	0.10	0.65	122.98	2.57
0.20	0.85	59.87	1.64	0.20	0.66	38.15	0.81	0.20	0.78	98.02	2.45
0.21	0.87	58.49	1.63	0.21	0.67	37.48	0.81	0.21	0.79	95.97	2.44
0.25	0.93	53.47	1.59	0.25	0.70	34.95	0.79	0.25	0.84	88.42	2.38
0.30	1.00	48.07	1.55	0.30	0.74	31.79	0.76	0.30	0.90	79.86	2.31
0.33	1.05	45.11	1.52	0.33	0.77	29.91	0.74	0.33	0.94	75.02	2.26
0.35	1.07	43.27	1.50	0.35	0.79	28.66	0.73	0.35	0.96	71.93	2.23
0.40	1.15	38.93	1.44	0.40	0.84	25.68	0.69	0.40	1.03	64.61	2.13
0.50	1.31	31.96	1.34	0.50	0.94	20.19	0.61	0.50	1.16	52.15	1.95
0.60	1.46	26.65	1.25	0.60	1.05	15.74	0.53	0.60	1.31	42.39	1.78
0.70	1.61	22.45	1.16	0.70	1.17	12.20	0.46	0.70	1.45	34.65	1.62
0.80	1.75	19.23	1.08	0.80	1.29	9.52	0.39	0.80	1.59	28.75	1.47

Gurupi Gold Project Measured + Indicated Resources
Cipoeiro				Chega Tudo				Total
Cutoff Au g/t	Average Au g/t	Million Tonnes	Million Ounces	Cutoff Au g/t	Average Au g/t	Million Tonnes	Million Ounces	Cutoff Au g/t	Average Au g/t	Million Tonnes	Million Ounces
0.00	0.46	169.42	2.50	0.00	0.49	83.25	1.32	0.00	0.47	252.67	3.82
0.10	0.66	113.90	2.42	0.10	0.58	69.84	1.30	0.10	0.63	183.74	3.72
0.20	0.82	86.33	2.29	0.20	0.66	59.47	1.25	0.20	0.76	145.80	3.54
0.21	0.84	84.23	2.27	0.21	0.66	58.41	1.25	0.21	0.77	142.64	3.52
0.25	0.90	76.71	2.22	0.25	0.70	54.30	1.22	0.25	0.82	131.01	3.44
0.30	0.97	68.76	2.15	0.30	0.74	49.22	1.17	0.30	0.88	117.98	3.32
0.33	1.02	64.42	2.10	0.33	0.77	46.25	1.14	0.33	0.91	110.67	3.24
0.35	1.05	61.73	2.07	0.35	0.79	44.31	1.12	0.35	0.94	106.04	3.19
0.40	1.12	55.52	2.00	0.40	0.84	39.61	1.06	0.40	1.00	95.13	3.06
0.50	1.27	45.46	1.86	0.50	0.94	31.02	0.94	0.50	1.14	76.48	2.80
0.60	1.42	37.80	1.72	0.60	1.05	24.15	0.82	0.60	1.28	61.95	2.54
0.70	1.56	31.77	1.59	0.70	1.17	18.66	0.70	0.70	1.41	50.43	2.29
0.80	1.70	27.01	1.48	0.80	1.29	14.64	0.61	0.80	1.56	41.65	2.09

 Notes:

(1) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.
(2) Resources are stated at a cutoff grade of 0.33 g/t Au for oxide, transition and sulfide material and are contained within a pit optimization shell.
(3) Pit optimization is based on an assumed gold price of US$1,500/oz, metallurgical recovery of 85.3%, processing and G&A cost of US$8.60/t processed and mining cost of US$1.17/tonne for Cipoeiro and US$1.50 for Chega Tudo. The cutoff grade calculated from these parameters is 0.21 g/t Au.
(4) Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

(5) Mineral resource tonnage and grade are reported as diluted.

(6) Gold assays were capped prior to compositing.

The mineral resource estimates were carried out by Ms. Leah Mach, Principal Geologist, at SRK. Ms. Mach is an independent Qualified Person in accordance with NI 43-101 and amendments and additions thereto.

Jaguar is continuing work on a revised feasibility study for the development of the Gurupi Project, which will incorporate the new drill results and resource estimates.  The feasibility study is expected to be completed during the fourth quarter of 2012.

While the Company has focused recent drilling and exploration on the Chega Tudo and Cipoeiro deposits, the 100 percent Jaguar owned Gurupi concession includes 12 additional, identified targets within the Gurupi Project in 34 contiguous mineral rights totaling 150,604 hectares. These additional targets have not been included in any of the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. These targets have been identified by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling, and represent the potential for further increases in mineral resources at Gurupi.

This press release has been reviewed and approved by Wilson Miola, Jaguar's Director of Engineering, and a Qualified Person under NI 43-101.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão. The Company is actively exploring and developing additional mineral resources at its approximate 220,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the completion of the revised Gurupi Project feasibility Study during the fourth quarter of 2012.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2011 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 07:00e 30-JUL-12